UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

GOODRICH PETROLEUM CORPORATION

(Name of Subject Company)

GOODRICH PETROLEUM CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

382410843
(CUSIP Number of Common Stock)

Walter G. Goodrich

Chairman of the Board of Directors and Chief Executive Officer
801 Louisiana, Suite 700
Houston, Texas 77002
(Address of registrant’s principal executive office)

(713) 780-9494
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Michael S. Telle
Benjamin Barron
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following document related to the proposed acquisition of Goodrich Petroleum Corporation, a Delaware corporation (“Goodrich” or the “Company”), pursuant to the terms of an Agreement and Plan of Merger, dated as of November 21, 2021, among the Company, Paloma Partners VI Holdings, LLC, a Delaware limited liability company (“Parent”), and Paloma VI Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”):

1.	Press Release issued by the Company on November 22, 2021, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

2.	Email to the Company’s Employees from Walter G. Goodrich, Chairman and Chief Executive Officer of the Company, dated November 22, 2021, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item #1 above was first used or made available on November 22, 2021.

IMPORTANT INFORMATION

The tender offer for the outstanding shares of Goodrich common stock has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Goodrich common stock. The solicitation and offer to buy shares of Goodrich common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Merger Sub is beneficially owned by Parent, an affiliate of EnCap Energy Capital Fund XI L.P. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and Goodrich will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. GOODRICH STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Goodrich’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting Goodrich’s Investor Relations either by telephone at 832-255-1300, e-mail at investorrelations@goodrichpetroleum.com or on Goodrich’s website at www.goodrichpetroleum.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “imply,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainties; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

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Exhibit No.	Description
99.1	Press Release issued by the Company on November 22, 2021.

99.2	Email to the Company’s Employees from Walter G. Goodrich, Chairman and Chief Executive Officer of the Company, dated November 22, 2021.

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